FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☒            No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica Group: 2012 Second half-yearly financial report	2

2012

TELEFÓNICA GROUP

Condensed consolidated interim financial statements (condensed consolidated annual accounts) and consolidated interim management report for the six-months ended December 31, 2012

Condensed consolidated interim financial statements 2012

Telefónica, S.A.     2

Condensed consolidated interim financial statements 2012

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Unaudited	Audited
Millions of euros	Note	12/31/2012	12/31/2011
A) Non-current assets		104,177	108,800

Intangible assets	7	22,078	24,064
Goodwill	7	27,963	29,107
Property, plant and equipment	7	35,019	35,463
Investment properties		2	6
Investments in associates	8	2,468	5,065
Non-current financial assets	10	9,339	8,678
Deferred tax assets		7,308	6,417

B) Current assets		25,596	20,823

Inventories		1,188	1,164
Trade and other receivables		10,711	11,331
Current financial assets	10	1,872	2,625
Tax receivables		1,828	1,567
Cash and cash equivalents	10	9,847	4,135
Non-current assets held for sale		150	1

Total assets (A+B)		129,773	129,623

A) Equity		27,661	27,383

Equity attributable to equity holders of the parent		20,461	21,636
Equity attributable to non-controlling interests		7,200	5,747

B) Non-current liabilities		70,601	69,662

Non-current interest-bearing debt	10	56,608	55,659
Non-current trade and other payables		2,141	2,092
Deferred tax liabilities		4,788	4,739
Non-current provisions		7,064	7,172

C) Current liabilities		31,511	32,578

Current interest-bearing debt	10	10,245	10,652
Current trade and other payables		17,089	17,855
Current tax payables		2,522	2,568
Current provisions		1,651	1,503
Liabilities associated with non-current assets held for sale		4	—

Total equity and liabilities (A+B+C)		129,773	129,623

Condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of financial position.

Telefónica, S.A.     3

Condensed consolidated interim financial statements 2012

CONSOLIDATED INCOME STATEMENTS

		July - December (*)		January - December
Millions of euros	Note	2012	2011	2012 (*)	2011
Revenues from operations	5	31,376	31,951	62,356	62,837
Other income		1,407	1,265	2,323	2,107
Supplies		(9,014)	(9,363)	(18,074)	(18,256)
Personnel expenses		(4,192)	(6,941)	(8,569)	(11,080)
Other expenses		(8,777)	(8,006)	(16,805)	(15,398)

Operating income before depreciation and amortization (OIBDA)	5	10,800	8,906	21,231	20,210

Depreciation and amortization	5 and 7	(5,302)	(5,190)	(10,433)	(10,146)

Operating income	5	5,498	3,716	10,798	10,064

Share of (loss) profit of associates	8	(777)	(101)	(1,275)	(635)

Finance income		521	377	963	827
Exchange gains		312	(203)	2,382	2,795
Finance costs		(2,034)	(1,981)	(4,025)	(3,609)
Exchange losses		(873)	31	(2,979)	(2,954)

Net financial expense		(2,074)	(1,776)	(3,659)	(2,941)

Profit before tax from continuing operations		2,647	1,839	5,864	6,488

Corporate income tax		(501)	970	(1,461)	(301)

Profit for the period from continuing operations		2,146	2,809	4,403	6,187

Profit after tax from discontinued operations		—	—	—	—

Profit for the period		2,146	2,809	4,403	6,187

Non-controlling interests		(293)	(568)	(475)	(784)

Profit for the period attributable to equity holders of the parent		1,853	2,241	3,928	5,403

Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.41	0.49	0.87	1.18

(*)	Unaudited data

Condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated income statements.

Telefónica, S.A.     4

Condensed consolidated interim financial statements 2012

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	January - December (*)	January - December
Millions of euros	2012	2011
Profit for the period	4,403	6,187

(Losses) on measurement of available-for-sale investments	(49)	(13)
Reclassification of losses (gains) included in the income statement	46	3
Income tax impact	1	3
	(2)	(7)
(Losses) gains on hedges	(1,414)	(921)
Reclassification of losses (gains) included in the income statement	173	210
Income tax impact	371	217
	(870)	(494)
Translation differences	(1,862)	(1,265)
Actuarial losses and gains and impact of limit on assets for defined benefit pension plans	(154)	(85)
Income tax impact	39	28
	(115)	(57)
Share of (loss) income recognized directly in equity of associates and others	(27)	58
Reclassification of losses (gains) included in the income statement	4	—
Income tax impact	9	(9)
	(14)	49

Total comprehensive income recognized in the period	1,540	4,413

Attributable to:
Equity holders of the parent	1,652	4,002
Non-controlling interests	(112)	411

	1,540	4,413

(*)	Unaudited data

Condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of comprehensive income.

Telefónica, S.A.     5

Condensed consolidated interim financial statements 2012

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
Millions of euros	Share capital	Share premium	Legal reserve	Revaluation reserve	Treasury shares	Retained earnings	Available- for-sale investments	Hedges	Equity of associates	Translation differences	Total	Non-controlling interests	Total equity
Balance at December 31 , 2011	4,564	460	984	126	(1,782)	19,248	38	154	7	(2,163)	21,636	5,747	27,383

Profit for the period	—	—	—	—	—	3,928	—	—	—	—	3,928	475	4,403
Other comprehensive income (loss) for the period	—	—	—	—	—	(112)	(2)	(870)	(14)	(1,278)	(2,276)	(587)	(2,863)

Total comprehensive income for the period	—	—	—	—	—	3,816	(2)	(870)	(14)	(1,278)	1,652	(112)	1,540

Dividends paid	71	—	—	—	—	(2,907)	—	—	—	—	(2,836)	(442)	(3,278)
Net movement in treasury shares	—	—	—	—	(327)	(299)	—	—	—	—	(626)	—	(626)
Acquisitions and disposals of non-controlling interests	—	—	—	—	—	1,170	—	1	—	(188)	983	1,800	2,783
Capital reduction	(84)	—	—	—	1,321	(1,237)	—	—	—	—	—	—	—
Other movements	—	—	—	(10)	—	(338)	—	—	—	—	(348)	207	(141)

Financial position at December 31, 2012 (*)	4,551	460	984	116	(788)	19,453	36	(715)	(7)	(3,629)	20,461	7,200	27,661

	Attributable to equity holders of the parent
Millions of euros	Share capital	Share premium	Legal reserve	Revaluation reserve	Treasury shares	Retained earnings	Available- for-sale investments	Hedges	Equity of associates	Translation differences	Total	Non-controlling interests	Total equity
Balance at December 31 , 2010	4,564	460	984	141	(1,376)	19,971	45	648	(42)	(943)	24,452	7,232	31,684

Profit for the period	—	—	—	—	—	5,403	—	—	—	—	5,403	784	6,187
Other comprehensive income (loss) for the period	—	—	—	—	—	(52)	(7)	(494)	49	(897)	(1,401)	(373)	(1,774)

Total comprehensive income for the period	—	—	—	—	—	5,351	(7)	(494)	49	(897)	4,002	411	4,413

Dividends paid	—	—	—	—	—	(6,852)	—	—	—	—	(6,852)	(876)	(7,728)
Net movement in treasury shares	—	—	—	—	(777)	—	—	—	—	—	(777)	—	(777)
Acquisitions and disposals of non-controlling interests	—	—	—	—	—	984	—	—	—	(323)	661	(1,200)	(539)
Other movements	—	—	—	(15)	371	(206)	—	—	—	—	150	180	330

Financial position at December 31, 2011	4,564	460	984	126	(1,782)	19,248	38	154	7	(2,163)	21,636	5,747	27,383

(*)	Unaudited data

Condensed notes 1 to 15 and Appendix I are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A.     6

Condensed consolidated interim financial statements 2012

CONSOLIDATED STATEMENTS OF CASH FLOWS

	January - December (*)	January - December
Millions of euros	2012	2011
Cash received from customers	75,962	77,222
Cash paid to suppliers and employees	(55,858)	(55,769)
Dividends received	85	82
Net interest and other financial expenses paid	(2,952)	(2,093)
Taxes paid	(2,024)	(1,959)

Net cash from operating activities	15,213	17,483

Proceeds on disposals of property, plant and equipment and intangible assets	939	811
Payments on investments in property, plant and equipment and intangible assets	(9,481)	(9,085)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	1,823	4
Payments on investments in companies, net of cash and cash equivalents acquired	(37)	(2,948)
Proceeds on financial investments not included under cash equivalents	30	23
Payments made on financial investments not included under cash equivalents	(834)	(669)
Net flows on cash surpluses not included under cash equivalents	(318)	(646)
Government grants received	1	13

Net cash used in investing activities	(7,877)	(12,497)

Dividends paid	(3,273)	(7,567)
Transactions with equity holders	656	(399)
Proceeds on issue of debentures and bonds	8,090	4,582
Proceeds on loans, borrowings and promissory notes	6,002	4,387
Cancellation of debentures and bonds	(4,317)	(3,235)
Repayments of loans, borrowings and promissory notes	(8,401)	(2,680)

Net cash used in financing activities	(1,243)	(4,912)

Effect of foreign exchange rate changes on collections and payments	(382)	(169)
Effect of changes in consolidation methods and other non-monetary effects	1	10

Net (decrease) in cash and cash equivalents during the period	5,712	(85)

Cash and cash equivalents at January 1	4,135	4,220

CASH AND CASH EQUIVALENTS AT DECEMBER 31	9,847	4,135

Reconciliation of cash and cash equivalents to the statement of financial position
BALANCE AT JANUARY 1	4,135	4,220

Cash on hand and at banks	3,411	3,226
Other cash equivalents	724	994

BALANCE AT DECEMBER 31	9,847	4,135

Cash on hand and at banks	7,973	3,411
Other cash equivalents	1,874	724

(*)	Unaudited data

Condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of cash flows.

Telefónica, S.A.     7

Condensed consolidated interim financial statements 2012

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Condensed explanatory notes to the condensed consolidated interim financial statements (condensed annual accounts) for the six-months ended December 31, 2012

Note 1. Introduction and general information

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees (the “Telefónica Group” or “the Group”) make up an integrated Group of companies operating mainly in the telecommunications and digital services industries.

The parent company of this Group is Telefónica, S.A. (hereinafter “Telefónica” or “the Company”), a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Corporate structure of the Group

Telefónica’s basic corporate purpose, pursuant to Article 4 of its bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

On September 5, 2011, the Executive Committee of Telefónica’s Board of Directors approved a new organizational structure, embarking on a new era focused on the medium and long term with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its global scale and industrial alliances. This new structure became fully operational starting in 2012.

The main differences in the new organizational structure are:

•	The streamlining and balancing of the business’ geographical mix based on stages of market development, leading to the configuration of two large blocks: Europe and Latin America.

•

The creation of a new business unit, Telefónica Digital, headquartered in London with regional offices in Madrid, Sao Paulo, Silicon Valley and certain strategic hubs in Asia. Its mission is to bolster Telefónica’s place in the digital world and leverage any growth opportunities arising in this environment, driving innovation, strengthening the product and service portfolio and maximizing the advantages of its large customer base.

•

The creation of a Global Resources operating unit designed to ensure the profitability and sustainability of the business by leveraging and unlocking economies of scale, as well as driving Telefónica’s transformation into a fully global Company.

The financial information included in these condensed consolidated interim financial statements has been prepared on the basis of this new structure, and the comparative financial information for the previous financial period has been restated to facilitate comparison.

Telefónica, S.A.     8

Condensed consolidated interim financial statements 2012

The business activities carried out by most of the Telefónica Group companies are regulated by broad-ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

Note 2. Basis of presentation

The condensed consolidated interim financial statements for the six-month period ended December 31, 2012 (hereinafter the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2011.

The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting on February 27, 2013.

Unless indicated otherwise, the figures in these interim financial statements are expressed in millions of euros and rounded.

Telefónica, S.A.     9

Condensed consolidated interim financial statements 2012

Note 3. Comparison of information

The accompanying interim financial statements include figures for 2011 for comparative purposes.

The denominators used in the calculation of both basic and diluted earnings per share have been adjusted to reflect any transactions that changed the number of shares outstanding without a corresponding change in equity as if they had taken place at the start of the first period under consideration. In particular, the calculation takes into account the increase in share capital by means of a scrip dividend with a charge to unrestricted reserves approved by the shareholders at the General Shareholders’ Meeting held on May 14, 2012 and executed in June 2012 (See Note 9).

The main changes in the consolidation scope taking place in 2012 are described in Appendix I.

The main events affecting comparability of the consolidated information for 2012 and 2011 are described below.

2012

Agreement to restructure the wireline and wireless businesses in Colombia

In April 2012 Telefónica Móviles Colombia, S.A., (100% owned by the Telefónica Group), the Colombian National government (“the Nation”) and Colombia Telecomunicaciones, S.A. ESP (52% owned by the Telefónica Group and 48% owned by the Nation), reached an agreement to restructure their wireline and wireless businesses in Colombia. The agreement included the following commitments:

•	The merger of Colombia Telecomunicaciones, S.A., ESP and Telefónica Móviles Colombia, S.A.

•	The assumption by the Nation of 48% of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to the Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (PARAPAT).

•	The extension by six years, to 2028, of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to the PARAPAT.

Upon completion of agreement with the June 29, 2012 merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., Telefónica obtained a 70% shareholding in the resulting company and the Nation the remaining 30%, in accordance with the valuations of the companies used to determine said shareholdings. Likewise, an agreement was reached under which the Nation may increase its shareholding in the merged company by an additional 1% to 3% in 2015, based on its operating performance in the 2011 through 2014 period.

As a result of compliance with the aforementioned agreements, the debt of the Telefónica Group reflects a decrease for an amount equivalent to 1,499 million euros, including transaction costs.

The impacts of the transaction are recognized as an increase to “Equity attributable to equity holders of the parent” and a decrease to “Equity attributable to non-controlling interests” in the amounts of 1,611 million euros and 116 million euros, respectively.

Commitments arising from this agreement are described in Note 13.

Public offering of shares in Telefónica Deutschland Holding, A.G.

On October 29, 2012, the public offering of shares in the subsidiary Telefónica Deutschland Holding A.G. was completed. The placement price was set at 5.60 euros per share. A total of 258,750,000 shares were placed, corresponding to 23.17% of total capital of Telefónica Deutschland Holding, A.G.

The transaction totalled 1,449 million, and resulted in a 628 million-euro decrease in “Retained earnings”. In addition, “Non-controlling interests” rose 2,043 million euros as a result of the transaction, including the related transaction costs.

Telefónica Deutschland Holding, A.G. shares began trading on the Frankfurt stock market (Prime Standard of the Frankfurt Stock Exchange) on October 30, 2012.

Telefónica, S.A.     10

Condensed consolidated interim financial statements 2012

Sale of the investment in the CRM Atento business

On December 12, 2012, the Telefónica Group completed the sale of its Atento Customer Relationship Management (CRM) business to a group of companies controlled by Bain Capital.

The transaction was valued at 1,051 million euros, including a 110 million-euro vendor loan and certain deferred payments amounting to 110 million euros.

The transaction had the positive effect of reducing the Telefónica Group’s debt level, by 812 million euros at the close of the transaction, with subsequent further reductions as deferred payments were received.

Gains obtained on the divestment amounted to 61 million euros and were recognized under “Other income” in the 2012 consolidated income statement.

The Atento group companies sold through this transaction were derecognized from the consolidated group as of the date indicated.

Reduction in the investment in China Unicom

On June 10, 2012, Telefónica, S.A., through its subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed an agreement whereby the latter undertook to acquire from Telefónica 1,073,777,121 shares in China Unicom (Hong Kong) Limited (China Unicom), equivalent to 4.56% of that company’s capital. The share price was initially set at 10.21 Hong Kong dollars per share, and later modified on June 21, 2012 to 10.02 Hong Kong dollars per share.

After the requisite regulatory authorizations were secured on July 30, 2012, the sales transaction was completed, with Telefónica receiving 10,748 million Hong Kong dollars (approximately 1,142 million euros) on the sale. The transaction resulted in a loss of 97 million euros, recognized under “Other expenses” in the consolidated income statement for 2012.

As part of the agreement, the Telefónica Group retains an additional 5.01% of China Unicom, which gives it a right to seat on the company’s Board of Directors, and agrees to not dispose of this stake for a period of at least 12 months from the sale of the 4.56% aforementioned.

Reduction of the value of the shareholding in Telecom Italia, S.p.A.

In 2012, Telco, S.p.A. adjusted in the value of its investment in Telecom Italia, S.p.A, to 1.20 euros per share. The negative impact of this valuation adjustment, after taking into account the recovery of all operating synergies considered at the time of the investment and the contribution of results for the year, totaled 1,277 million euros, and resulted in an 894 million euros decrease in profits for the year attributable to equity holders of the parent, net of the corresponding tax effect.

2011

Corporate restructuring in Brazil

On March 25, 2011 the respective Boards of Directors of each of the subsidiaries controlled by Telefónica, S.A., Vivo Participações and Telecomunicações de São Paulo S.A. (“Telesp”), approved the terms and conditions of a merger and restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo Participações share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp. The restructuring process was approved by the shareholders of Vivo Participações at the Extraordinary General Shareholders’ Meeting held on April 27, 2011 and by the shareholders of Telesp at the Extraordinary General Shareholders’ Meeting held on the same date, following authorization by Anatel, the Brazilian telecommunications regulator.

Once the shares were exchanged, the Telefónica Group became the owner of 73.9% of Telesp which, in turn, has 100% ownership of the share capital of Vivo, S.A. The impact on equity attributable to equity holders of the parent arising from this transaction was an increase of 661 million euros (an increase of 984 million euros in “Retained earnings” offset by the impact of translation differences), against net equity attributable to non-controlling interests.

Telefónica, S.A.     11

Condensed consolidated interim financial statements 2012

On June 14, 2011, the respective Boards of Directors of Vivo Participações and Telesp approved a restructuring plan whose objective is to simplify the corporate structure of both companies and foster their integration, eliminating Vivo Participações from the corporate chain through the incorporation of its total equity into Telesp, and concentrating all mobile telephony activities in Vivo (now a direct subsidiary of Telesp).

The transaction was also subject to authorization from the Brazilian telecommunications regulator, and was approved at the General Shareholders’ Meetings of both companies on October 3, 2011. The entity emerging from the merger changed its name of incorporation to Telefónica Brasil, S.A.

As a result of the merger of the Brazilian companies Telesp and Vivo Participações in October 2011, the tax value of certain assets identified in the purchase price allocation changes, among them licenses, as they become tax deductible under Brazilian tax regulation. The change in the tax value of the licenses requires the reduction of the deferred tax liability recognized in the prior purchase price allocation, resulting in an impact to “Corporate income tax” in the accompanying consolidated income statement in the amount of 1,288 million euros and 952 million euros in profit attributable to equity holders of the parent Company (see Note 12).

Redundancy Plan in Spain

On July 7, 2011, Telefónica de España, S.A.U. agreed with worker´s representatives a collective redundancy procedure for the period from 2011 to 2013, for up to a maximum of 6,500 employees, through voluntary, universal and non-discriminatory programs (the “Redundancy Plan”). The Redundancy plan was approved by the employment authorities on July 14, 2011.

According to the Company estimation, the Group has recognized the estimated cost of the Redundancy Plan, amounting to 2,671 million euros, as “Personnel expenses” in the accompanying consolidated income statement for 2011.

Note 4. Accounting policies

The accounting policies applied in the preparation of the interim financial statements for the six-month period ended December 31, 2012 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2011, except for the application of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC), and adopted by the European Union, effective as of January 1, 2012, noted below:

•	Amendments to IFRS 7, Financial Instruments: Disclosures—Transfers of financial assets

This amendment enhances the disclosure required on the assignment and or transfer of financial assets to enable the Group’s exposure to risk in this type of operations to be assessed together with the effects of such risks on its financial position. The adoption of this amendment will lead to the inclusion of new disclosures in the note Trade and other receivables of the Group’s 2012 consolidated annual financial statements.

•	Amendments to IAS 12, Deferred taxes: Recovery of underlying assets

Under IAS 12 the measurement of deferred taxes is based on the expected manner of recovery of the underlying assets. This amendment provides an exception to this general principle in respect of investment property measured using the fair value method. Under the amendment, the measurement of this type of asset is based on a rebuttable presumption that the fair value of the investment will be recovered through its sale. The Group values its investment properties at cost, and therefore the early application of this amendment has had no impact on its financial position or results.

New standards and IFRIC interpretations issued but not effected as of December 31, 2012

At the date of preparation of the interim financial statements, the following IFRS and IFRIC interpretations had been published by IASB, but their application was not mandatory:

Telefónica, S.A.     12

Condensed consolidated interim financial statements 2012

Standards, amendments and interpretations		Mandatory application: annual periods beginning on or after
IFRS 9	Financial instruments	January 1, 2015
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosures of interests in other entities	January 1, 2013
IFRS 13	Fair value measurement	January 1, 2013
Revised IAS 19	Employee benefits	January 1, 2013
Revised IAS 27	Separate financial statements	January 1, 2013
Revised IAS 28	Investments in associates and joint ventures	January 1, 2013
Amendments to IAS 1	Presentation of items of other comprehensive income	July 1, 2012
Amendments to IAS 32	Offsetting of financial assets and liabilities	January 1, 2014
Amendments to IFRS 7	Disclosures—Offsetting of financial assets and liabilities	January 1, 2013
Amendments to IFRS 7	Disclosures—Transition to IFRS 9	January 1, 2015
Amendments to IFRS 10, IFRS 11, IFRS 12 and IAS 27	Investment entities	January 1, 2014
Improvements to IFRSs 2009-2011 (May 2012)		January 1, 2013
IFRIC 20	Stripping costs in the production phase of a surface mine	January 1, 2013

The Group is currently assessing the impact of the application of these standards, amendments and interpretations.

Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial assets carried out on or after January 1, 2015.

Note 5. Segment information

As of January 1, 2012 Telefónica’s consolidated results by segment are reported in accordance with the new organizational structure approved in September 2011, based on two business units, Telefónica Latin America and Telefónica Europe.

Telefónica’s integrated, regional management model means that the legal structure of the companies is not relevant for the presentation of Group financial information. The operating results of each business unit are therefore presented independently, regardless of their legal structure.

In line with this new organization, Telefónica has included in the Telefónica Latin America and Telefónica Europe regional businesses units all information pertaining to wireline, wireless, cable, internet and television businesses, in accordance with each location. “Other and eliminations” includes the companies belonging to the global business units Telefónica Digital and Telefónica Global Resources, the Atento business until the date of divestment (Note 3), other Group companies and eliminations in the consolidation process.

With effect from January 1, 2012, the scope of consolidation of Telefónica Europe includes Telefónica España except for Tuenti and Terra España. Telefónica International Wholesale Services (TIWS), Telefónica North America (TNA) and Jajah are excluded from this scope of consolidation and included under “Other and eliminations” within the group of companies managed by Telefónica Digital and Telefónica Global Resources. Similarly, the Terra and Medianetworks Perú businesses, the Wayra companies and the joint venture Wanda, which formed part of Telefónica Latin America in 2011, are included under “Other and eliminations” within the group of companies managed by Telefónica Digital.

Telefónica, S.A.     13

Condensed consolidated interim financial statements 2012

In order to facilitate the comparison of information, the economic financial results for Telefónica Europe and Telefónica Latin America for 2011 have been restated to reflect the new organization structure as of January 1, 2011. This does not have any impact on Telefónica’s consolidated results for 2011.

The following table presents profit and capital expenditures information regarding the Group’s operating segments for 2012 and 2011:

July - December 2012
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	15,493	14,816	1,067	31,376
Inter-segment revenues	64	103	(167)	—
Other operating income and expenses	(9,666)	(9,860)	(1,050)	(20,576)

Operating income before depreciation and amortization (OIBDA)	5,891	5,059	(150)	10,800

Depreciation and amortization	(2,607)	(2,517)	(178)	(5,302)

Operating income	3,284	2,542	(328)	5,498

Capital expenditures	3,545	1,951	304	5,800

July - December 2011 (revised)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	14,908	15,918	1,125	31,951
Inter-segment revenues	55	86	(141)	—
Other operating income and expenses	(9,245)	(12,722)	(1,078)	(23,045)

Operating income before depreciation and amortization (OIBDA)	5,718	3,282	(94)	8,906

Depreciation and amortization	(2,459)	(2,577)	(154)	(5,190)

Operating income	3,259	705	(248)	3,716

Capital expenditures	3,193	2,910	283	6,386

January - December 2012
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	30,393	29,822	2,141	62,356
Inter-segment revenues	127	173	(300)	—
Other operating income and expenses	(19,417)	(19,751)	(1,957)	(41,125)

Operating income before depreciation and amortization (OIBDA)	11,103	10,244	(116)	21,231

Depreciation and amortization	(5,088)	(5,011)	(334)	(10,433)

Operating income	6,015	5,233	(450)	10,798

Capital expenditures	5,455	3,513	490	9,458

Telefónica, S.A.     14

Condensed consolidated interim financial statements 2012

January - December 2011 (revised)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	28,830	31,884	2,123	62,837
Inter-segment revenues	111	182	(293)	—
Other operating income and expenses	(18,051)	(22,788)	(1,788)	(42,627)

Operating income before depreciation and amortization (OIBDA)	10,890	9,278	42	20,210

Depreciation and amortization	(4,770)	(5,081)	(295)	(10,146)

Operating income	6,120	4,197	(253)	10,064

Capital expenditures	5,260	4,513	451	10,224

For the presentation of segment reporting, revenue and expenses arising from intra-group billings for the use of the trademark and management agreements have been eliminated from the operating results, while projects managed centrally are included at the regional level. These issues do not affect the Group’s consolidated results.

The following table compares segment assets, liabilities and investments in associates at December 31, 2012 and December 31, 2011:

December 2012
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Investments in associates	3	2	2,463	2,468
Fixed assets	42,062	40,671	2,327	85,060
Total allocated assets	64,321	51,686	13,766	129,773
Total allocated liabilities	29,019	20,624	52,469	102,112

December 2011 (revised)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Investments in associates	3	1	5,061	5,065
Fixed assets	43,694	42,424	2,516	88,634
Total allocated assets	62,401	55,366	11,856	129,623
Total allocated liabilities	27,127	21,910	53,203	102,240

Telefónica, S.A.     15

Condensed consolidated interim financial statements 2012

Note 6. Business combinations

2012

No material business combinations were finalized within the Group in 2012. Changes to the scope of consolidation are detailed in Appendix I.

2011

Acquisition of Acens Technologies, S.L.

In June 2011, the Telefónica Group finalized the acquisition of 100% of Acens Technologies, S.L., a leader in hosting/housing in Spain for small- and medium-sized enterprises. The purchase consideration cost was approximately 55 million euros. The allocation of the purchase price to the identifiable assets acquired and liabilities assumed in the transaction generated goodwill of 52 million euros.

Note 7. Intangible assets, property, plant and equipment and goodwill

The movements in “Intangible assets” and “Property, plant and equipment” in 2012 are as follows:

Millions of euros	Intangible assets	Property, plant and equipment	Total
Opening balance at December 31, 2011	24,064	35,463	59,527

Additions	1,896	7,562	9,458
Depreciation and amortization	(3,502)	(6,931)	(10,433)
Retirements/disposals	(146)	(210)	(356)
Translation differences and monetary correction	(652)	(267)	(919)
Changes in scope of consolidation, transfers, and other	418	(598)	(180)

Ending balance at December 31, 2012	22,078	35,019	57,097

“Additions” in intangible assets in 2012 include the acquisition of LTE spectrum licenses in Brazil, for 420 million euros (40 MHz FDD in the 2.5 GHz frequency band). In Ireland, a license to use spectrum in the 800 MHz, 900 MHz and 1,800 MHz bands was acquired for 127 million euros, enabling the Group to provide 4G services in that country.

Retirements in 2012 include the write-off of the intangible asset associated to the customer portfolio allocated to the Ireland market, amounting to 113 million euros.

In property, plant and equipment, the investment in Telefónica Europe in 2012 amounted to 2,664 million euros. Investment mainly focused on expansion, increased capacity and improved quality in 3G mobile networks in Spain, the UK, Germany and the Czech Republic, as well as development of the LTE network in Germany. In the fixed network business, investment was earmarked for greater roll-out of fiber and data services for large companies in Spain, as well as enhancements to the fixed broadband network in the Czech Republic.

In 2012, Telefónica Latin America made investments in property, plant and equipment of 4,568 thousand euros. Investments in the mobile business centered on overlay projects and expansion of coverage and quality in 3G networks, as well as the roll-out of new platforms and enlargements to existing platforms for supporting new SVAs. In the fixed business, funds were used to introduce UBB via speed upgrades in ADSL, fiber (FTTX) and VDSL in Brazil, Argentina and Chile. In addition, investments were made in the TV business, introducing new HD channels OTT and CDN services, in line with initiatives carried out by Telefónica Digital.

During 2011 Telefónica Móviles España, S.AU. was awarded with concessions of private use of radioelectric public domain, which are valid until December 31, 2030, in the bands 800 MHz, 900 MHz and 2.6 MHz. The total of the awards amounted to 842 million euros, 401 million euros of which remained unpaid at December 31, 2011, which have been fully disbursed during 2012.

Telefónica, S.A.     16

Condensed consolidated interim financial statements 2012

The movement in “Goodwill” in 2012 is as follows:

Millions of euros	Goodwill
Opening balance at December 31, 2011	29,107

Additions	12
Retirements	(191)
Impairment losses	(414)
Translation differences and monetary correction	(551)

Ending balance at December 31, 2012	27,963

Goodwill stated for 2012 includes a 414 million euros valuation adjustment for impairment, corresponding to Telefónica’s operations in Ireland. Disposals mainly include the derecognition the sale of the Atento business, for 139 million euros (see Note 3).

Telefónica, S.A.     17

Condensed consolidated interim financial statements 2012

Note 8. Related parties

Significant shareholders

The main transactions carried out between Group companies and significant shareholders Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Caja de Ahorros y Pensiones de Barcelona (La Caixa), including the dependent subsidiaries of their respective consolidated groupsand their subsidiaries, are as follows:

Revenues and expenses	January - December	January - December
Millions of euros	2012	2011
Finance costs	129	43
Leases	1	3
Receipt of services	101	40
Other expenses	1	3

EXPENSES	232	89

Finance income	28	20
Dividends received	16	9
Services rendered	257	254
Sale of goods	13	34
Other income	4	3

REVENUES	318	320

Other transactions	January - December	January - December
Millions of euros	2012	2011
Acquisition of property, plant and equipment, intangible assets and other assets	19	—
Finance arrangements: loans and capital contributions (lender)	1,278	647
Financing arrangements: loans and capital contributions (borrower)	930	908
Finance leases (lessor)	—	11
Repayment or cancellation of loans and lease agreements	—	3
Guarantees and deposits	620	641
Commitments acquired	74	61
Dividends and other distributed earnings	421	880
Derivatives (nominal amount)	15,572	24,091

Telefónica, S.A.     18

Condensed consolidated interim financial statements 2012

Associates

The breakdown of amounts recognized in the consolidated statements of financial position and income statements related to associates is as follows:

Millions of euros	12/31/2012	12/31/2011
Investments in associates	2,468	5,065
Loans to associates	852	685
Receivables from associates for current operations	107	69
Payables to associates	511	440

	January - December	January - December
Millions of euros	2012	2011
Share of (loss) of associates	(1,275)	(635)
Revenue from operations with associates	535	578
Expenses from operations with associates	634	617
Financial income with associates	32	25
Financial expenses with associates	4	—

As described in Note 3, in 2012 and 2011 Telco, S.p.A. adjusted in the value of its stake in Telecom Italia, S.p.A. The impact of these valuation adjustments on the consolidated results of the Group, after taking into account the recovery of all the operating synergies considered at the time of the investment and the contribution of results for each of the years, had a negative impact of 1,277 million euros in “Share of profit (loss) of associates” in 2012 (negative impact of 620 million euros in 2011).

Upon maturity of certain loans in May 2012, Telco, S.p.A. submitted a refinancing deal to its shareholders which included a bank loan of approximately 1,050 million euros to partially refinance the loan received in 2010, a 1,750 million euros bond issue subscribed by the shareholders of Telco, S.p.A. in proportion to their holdings in the company, and a share capital increase of 600 million euros. On May 28, 2012, the Board of Directors of Telco S.p.A. approved the refinancing deal, which involved a capital increase of 277 million euros and a bond subscription of 208 million euros, in addition to the renewal of the existing bond of 600 million euros.

After the requisite regulatory authorizations were secured on July 30, 2012, the sale of 4.56% of China Unicom described in Note 3 was completed, with Telefónica receiving 10,748 million Hong Kong dollars (approximately 1,142 million euros) on the sale. The transaction resulted in a loss of 97 million euros, recognized under “Other expenses” in the consolidated income statement for 2012.

Telefónica, S.A.     19

Condensed consolidated interim financial statements 2012

Directors’ and senior executives’ compensation and other information

Pursuant to the disclosures established in Circular 1/2008, of January 30, of the Comisión Nacional del Mercado de Valores (the Spanish national securities commission, or CNMV), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in 2012 and 2011 are as follows:

Directors:	January - December	January - December
(Thousands of euros)	2012	2011
Fixed remuneration	11,822	12,486
Variable remuneration (1)	10,502	8,167
Attendance fees	263	320
Shares options and/or other financial instruments	—	4,698
Termination benefits (Others) (2)	27,966	2,481

TOTAL	50,553	28,152

(1)	“Variable remuneration” includes 3,346,200 euros received by Mr. Julio Linares López in variable remuneration for 2012.
(2)	“Termination benefits (Others)” includes: i) 24,748,696 euros in compensation paid to Mr. Julio Linares López on stepping down from his executive duties; and other considerations received for (ii) medical and dental insurance premiums; (iii) compensation for membership in the Company’s various regional advisory committees, including the Telefónica Corporate University Advisory Council; and (iv) contributions made by the Telefónica Group to the Pension Plan for Senior Executives (Retirement Plan) on behalf of executive directors.

Other benefits for Directors:	January - December	January - December
(Thousands of euros)	2012	2011
Pension funds and plans: contributions	34	25
Life insurance premiums	100	153

TOTAL	134	178

In addition, the total amounts paid to senior executives of the Company, excluding those that are also members of the Board of Directors, for all items in 2012 and 2011 are as follows.

Executives:	January - December	January - December
(Thousands of euros)	2012	2011
Total compensation paid to Directors (1)	25,857	19,562

(1)	The amount specified in the preceding table includes, inter alia, 10,893,244 euros corresponding to the amounts received by Mr. Luis Abril Pérez and Mr. Calixto Rios Pérez in termination benefits, as a result of termination of their employment relationship with the Telefónica Group.

Note 9. Equity

Capital decrease

Approval was given at the General Shareholders’ Meeting of May 14, 2012 to decrease the share capital of the Company by means of the cancellation of 84,209,363 shares held as treasury stock at December 31, 2011. Following this decrease, the Company’s share capital is 4,479,787,122 euros, represented by 4,479,787,122 ordinary shares with a nominal value of 1 euro each.

Telefónica, S.A.     20

Condensed consolidated interim financial statements 2012

Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. generated 631 million euros of profit in 2012.

Accordingly, the Company’s Board of Directors will submit the following proposed distribution of 2012 profit for approval at the Shareholders’ Meeting:

Millions of euros
Goodwill reserve	2
Voluntary reserves	629

Total distributable profit	631

Dividends and capital increase

Dividends paid in 2012 and capital increase

Approval was given at the General Shareholders’ Meeting of May 14, 2012 to pay a gross 0.53 euros dividend per share outstanding with a charge to unrestricted reserves. The dividend was paid on May 18, 2012 and the total amount paid was 2,346 million euros.

In addition, approval was given to pay a scrip dividend consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

The holders of 37.68% of the Company’s shares adhered to the Company’s irrevocable purchase commitment as of the close of the rights trading period. These rights have been repurchased and cancelled by the Company for the amount of 490 million euros.

62.32% of shareholders with allotment rights opted to receive new Telefónica shares. Given that Telefónica, S.A. waived its own subscription of the treasury shares corresponding to its purchased allotments, the definitive number of shares issued in the bonus shares capital increase was 71,237,464 new shares with a nominal value of 1 euro each.

Following this issue, the Company’s share capital was 4,551,024,586 euros, represented by 4,551,024,586 ordinary shares with a nominal value of 1 euro each.

Dividends paid in 2011

At its meeting of April 12, 2011, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2011 profit of a fixed gross 0.75 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 6, 2011, and the total amount paid was 3,394 million euros.

In addition, approval was given at the General Shareholders’ Meeting on May 18, 2011 to pay a gross 0.77 dividend per share outstanding carrying dividend rights with a charge to unrestricted reserves. This dividend was paid in full on November 7, 2011, and the total amount paid was 3,458 million euros.

Treasury shares

The following transactions involving treasury shares were carried out in 2012 and 2011:

Number of shares
Treasury shares at December 31, 2011	84,209,364

Acquisitions	126,489,372
Disposals	(76,569,957)
Employee share option plan	(2,071,606)
Capital reduction	(84,209,363)

Treasury shares at December 31, 2012	47,847,810

Telefónica, S.A.     21

Condensed consolidated interim financial statements 2012

Number of shares
Treasury shares at December 31, 2010	55,204,942

Acquisitions	55,979,952
Disposals	(24,075,341)
Employee share option plan	(2,900,189)

Treasury shares at December 31, 2011	84,209,364

Telefónica, S.A. directly owns all treasury shares in the Group, except 1 share that is held by Telefónica Móviles Argentina, S.A.

The amount paid to acquire treasury shares in 2012 was 1,346 million euros (822 million euros in 2011).

On May 25, 2012, pursuant to the resolutions adopted in the General Shareholders’ Meeting of May 14, 2012, capital was reduced by redeeming 84,209,363 treasury shares, thereby reducing this caption by 1,321 million euros.

Treasury shares disposed of in 2012 and 2011 amounted to 801 million euros and 445 million euros million euros, respectively. The principal disposals are as follows:

In November 2012, Telefónica submitted an offer to redeem the preferred shares that it had indirectly issued in 2002 through its subsidiary Telefónica Finance USA, LLC totaling 2,000 million euros. The offer involved exchanging suck shares and accrued interest receivable unconditionally and irrevocably subject to the simultaneous reinvestment in Telefónica, S.A. shares and the subscription of newly issued debentures, in the following percentages:

a)	40% of the amount in treasury shares of Telefónica, S.A.

b)	60% of the amount in the subscription of debentures at a par of 600 euros nominal value.

The offer was accepted by 97% of the preferred shares’ holders and therefore 76,365,929 treasury shares, with a book value of 815 million euros (redemption value of 776 million euros) were delivered, which are included under “Disposals” in 2012.

In addition to these disposals, on July 27, 2012, 2,071,606 treasury shares were delivered to Group employees, upon maturity of the first phase of the Global Employee Share Plan (GESP). The second phase of the GESP began in December 2012, and 116,443 treasury shares were designated to meet the demand for shares of employees that have adhered to this plan.

Disposals in 2011 included 371 million euros related to the strategic alliance with China Unicom.

Also in 2011, following the end of the third phase of the Performance Share Plan, a total of 2,446,104 treasury shares were added, corresponding to two derivative financial instruments arranged by the Company to meet its obligations to deliver treasury shares to managers and executives. A net 2,900,189 shares (33 million euros) was finally delivered. The fourth phase expired on June 30, 2012, with no shares being awarded.

The Group held 178 million and 190 million options on own equity instruments, to be settled physically, at December 31, 2012 and 2011, respectively.

The Company also has a derivative financial instrument on approximately 28 million Telefónica shares, subject to net settlement, recognized under “Current financial assets” of the accompanying consolidated statement of financial position.

Net equity attributable to non-controlling interests

2012

The year 2012 featured the public offering of shares in Telefónica Deutschland Holding, A.G., which totalled 23.17% of capital and entailed non-controlling interests of 2,043 million euros, and the impact of the corporate restructuring agreement in the fixed and mobile businesses in Colombia of 116 million euros (see Note 3).

Telefónica, S.A.     22

Condensed consolidated interim financial statements 2012

2011

Fiscal year 2011 was highlighted by the impact of the Exchange of Telesp shares for shares of Vivo Participações, which amounted to a net decrease of 661 million euros. We further highlight the public offering of minority shares with voting rights for Vivo Participações which occurred during the year, as well as the acquisition by Telefonica of an additional 2.7% of capital of the Brazilian Company for an amount of 539 million euros, reaching a total percentage of 62.3% ownership (See Note 3).

Telefónica, S.A.     23

Condensed consolidated interim financial statements 2012

Note 10. Financial assets and liabilities

The breakdown of financial assets and liabilities of the Telefónica Group at December 31, 2012 and 2011 is as follows:

	December 31, 2012
						Rest of financial
	Fair value through profit or loss				Held-to-maturity	assets at	Total carrying
Millions of euros	Held for trading	Fair value option	Available-for-sale	Hedges	investments	amortized cost	amount
Non-current financial assets	2,072	424	1,093	2,145	164	3,441	9,339

Equity investments	—	—	586	—	—	—	586
Long-term credits	—	424	516	4	68	1,928	2,940
Deposits and guarantees	—	—	—	—	96	1,890	1,986
Derivative instruments	2,072	—	—	2,141	—	—	4,213
Provisions	—	—	(9)	—	—	(377)	(386)

Current financial assets	462	133	61	89	720	407	1,872

Cash and cash equivalents	—	—	—	—	—	9,847	9,847

Total financial assets	2,534	557	1,154	2,234	884	13,695	21,058

	December 31, 2012
	Fair value through profit or loss
Millions of euros	Held for trading	Fair value option	Hedges	Amortized cost	Total carrying amount
Issues	—	—	—	45,329	45,329
Interest-bearing debt	1,774	—	1,615	18,135	21,524

Total financial liabilities	1,774	—	1,615	63,464	66,853

Telefónica, S.A.     24

Condensed consolidated interim financial statements 2012

	December 31, 2011
	Fair value through profit or loss				Held-to-maturity	Rest of financial assets at	Total carrying
Millions of euros	Held for trading	Fair value option	Available-for-sale	Hedges	investments	amortized cost	amount
Non-current financial assets	1,574	273	1,310	2,720	3	2,798	8,678

Equity investments	—	—	680	—	—	—	680
Long-term credits	—	273	630	—	3	1,322	2,228
Deposits and guarantees	—	—	—	—	—	1,875	1,875
Derivative instruments	1,574	—	—	2,720	—	—	4,294
Provisions	—	—	—	—	—	(399)	(399)

Current financial assets	165	171	518	225	657	889	2,625

Cash and cash equivalents	—	—	—	—	—	4,135	4,135

Total financial assets	1,739	444	1,828	2,945	660	7,822	15,438

	December 31, 2011
	Fair value through profit or loss
Millions of euros	Held for trading	Fair value option	Hedges	Amortized cost	Total carrying amount
Issues	—	—	—	42,239	42,239
Interest-bearing debt	1,246	—	1,203	21,623	24,072

Total financial liabilities	1,246	—	1,203	63,862	66,311

Telefónica, S.A.     25

Condensed consolidated interim financial statements 2012

The movements in the Group’s issues in the years ended December 31, 2012 and 2011 are as follows:

Millions of euros	Balance at December 31, 2011	Issues	Repurchases or redemptions	Net foreign exchange and other differences	Balance at December 31, 2012
Debt securities issued in an EU member state, which required the registration of a prospectus	26,100	6,463	(4,118)	113	28,558
Debt securities issued in an EU member state, which did not require the registration of a prospectus	219	—	—	9	228
Other debt securities issued outside of EU member states	15,920	1,919	(1,204)	(92)	16,543

TOTAL	42,239	8,382	(5,322)	30	45,329

Millions of euros	Balance at December 31, 2010	Issues	Repurchases or redemptions	Net foreign exchange and other differences	Balance at December 31, 2011
Debt securities issued in an EU member state, which required the registration of a prospectus	26,035	2,300	(2,282)	47	26,100
Debt securities issued in an EU member state, which did not require the registration of a prospectus	203	—	—	16	219
Other debt securities issued outside of EU member states	13,454	2,448	(1,019)	1,037	15,920

TOTAL	39,692	4,748	(3,301)	1,100	42,239

Telefónica, S.A.     26

Condensed consolidated interim financial statements 2012

The description of the main issues or cancellations in 2012 is as follows (in millions):

Name of the issuer	ISIN code	Issue / Cancellation	Type of security	Transaction date	Nominal amount	Issue currency	Outstanding balance (EUR)	Interest rate	Listing market
Telefónica Emisiones, S.A.U.	XS058594443	Issue	Retap bond	02/07/2012	120	EUR	120	4.750%	London
Telefónica Emisiones, S.A.U.	XS0746276335	Issue	Bond	02/21/2012	1,500	EUR	1,500	4.797%	London
Telefónica Emisiones, S.A.U.	XS0753149144	Issue	Bond	03/12/2012	700	GBP	858	5.597%	London
Telefónica Emisiones, S.A.U.	XS0828012863	Issue	Bond	09/19/2012	1,000	EUR	1,000	5.811%	London
Telefónica Emisiones, S.A.U.	XS0842214818	Issue	Bond	10/19/2012	1,200	EUR	1,200	4.710%	London
Telefónica Emisiones, S.A.U.	CH0197841569	Issue	Bond	12/14/2012	250	CHF	207	2.718%	Zurich
Telefónica Emisiones, S.A.U.	CH0200252788	Issue	Bond	12/14/2012	150	CHF	124	3.450%	Zurich
Telefónica, S.A.	ES0278430998	Issue	Bond	11/29/2012	1,165	EUR	1,165	4.184%	AIAF
Telefónica Brasil, S.A.	n/a	Issue	Debenture	09/10/2012	2,000	BRL	742	100% CDI + 0.75%	Sao Paulo
Telefónica Chile S.A.	n/a	Issue	Bond	10/12/2012	500	USD	379	3.875%	NYSE
Colombia Telecomunicaciones S.A. ESP	n/a	Issue	Bond	09/27/2012	750	USD	568	5.375%	NYSE
Telefónica Emisiones, S.A.U.	XS0270341950	Redemption	Bond	04/17/2012	(500)	EUR	(500)	4.393%	London
Telefónica Emisiones, S.A.U.	XS0305574096	Redemption	Bond	06/19/2012	(3,000)	CZK	(119)	4.351%	London
Telefonica Europe, B.V.	JP552815A777	Redemption	Bond	07/19/2012	(15,000)	JPY	(132)	2.110%	N/A
Telefonica Europe, B.V.	JP552815B775	Redemption	Bond	07/19/2012	(15,000)	JPY	(132)	JPY Libor + 0.40%	N/A
Telefónica Brasil, S.A.	BRVIVODBS029	Redemption	Debenture	Various	(340)	BRL	(126)	106% do CDI	Sao Paulo
MMO2, Plc	XS0141874726	Redemption	Bond	01/25/2012	(375)	GBP	(460)	7.625%	London
Telefónica Chile S.A.	n/a	Redemption	Bond	10/25/2012	(3)	UFC	(108)	3.750%	Stock Exhange of Santiago de Chile
Telefónica Finanzas México S.A. de CV	n/a	Redemption	Bond	10/25/2012	(3,500)	MXN	(205)	9.250%	BMV
Telefónica, S.A.	Varios	Issue	Promissory note	Various	642	EUR	642	2.367%	AIAF
Telefónica, S.A.	Varios	Redemption	Promissory note	Various	(398)	EUR	(398)	2.038%	AIAF
Telefonica Europe, B.V.	Varios	Issue	Commercial Paper	Various	5,857	EUR	5,857	0.780%	N/A
Telefonica Europe, B.V.	Varios	Redemption	Commercial Paper	Various	(6,688)	EUR	(6,688)	0.931%	N/A
Telefónica Móviles Colombia, S.A.	Varios	Redemption	Commercial Paper	Various	(300,000)	COP	(129)	6.450%	N/A

Telefónica, S.A.     27

Condensed consolidated interim financial statements 2012

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V. and Telefónica Finanzas México, S.A. de C.V.

During 2012, Telefónica, S.A. has repurchased bonds issued by Telefónica Emisiones S.A.U. and Telefonica Europe, B.V. up to 606 million euros (159 million euros accumulated at the end of 2011).

Interest-bearing debt arranged in 2012 includes mainly the following:

Transaction	Nominal Amount (Millions)	Currency	Arrangement Date	Maturity date
Telefónica, S.A
Bilateral	200	EUR	02/27/2012	02/27/2015
Syndicated Facility Tranche D2 *	923	EUR	03/02/2012	12/14/2015
Telefonica Europe, B.V.
Syndicated Facility Tranche D1 *	801	EUR	03/02/2012	12/14/2015
Syndicated Facility Tranche E1	756	EUR	03/02/2012	03/02/2017
Syndicated Facility Tranche E2 ***	1,469	GBP	03/02/2012	03/02/2017
Suppliers Financing **	375	USD	01/05/2012	01/31/2022
Suppliers Financing **	1,200	USD	08/28/2012	10/31/2023
Colombia
Bilateral	318,475	COP	09/27/2012	09/27/2019
Bilateral	600,000	COP	09/28/2012	09/28/2019
Czech Republic
Syndicated Facility	3,000	CZK	09/27/2012	09/27/2016

*	Facility signed in GBP redenominated into EUR on December 14, 2012
**	Facilities with amortization schedule
***	Available from December 13, 2013

Telefónica, S.A.     28

Condensed consolidated interim financial statements 2012

Note 11. Average number of Group employees

The average numbers of Group employees in 2012 and 2011 are as follows:

Average number of employees	2012	2011
Females	146,937	149,966
Males	125,661	136,179

Total	272,598	286,145

Employees corresponding to the Atento business are included in the average headcount until the date that business was deconsolidated (see Note 3). The average number of employees in Atento Group companies in the preceding table were 141,130 and 152,197 in 2012 and 2011, respectively.

Note 12. Income tax

In 2012, the lawsuit filed against the Company in the Supreme Court in relation to the income tax inspections of the tax group in Spain from 1998 to 2000 came to an end with the judgment handed down in October in which the Supreme Court partially upheld the Group’s allegations. The tax assessment finally paid amounted to 110 million euros, although part of this amount will be recoverable in the future as it relates to temporary differences which will be reversed in coming years.

On December 12, 2012, the National Court of Justice issued a ruling on the tax inspection for 2001 to 2004, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible. The other allegations were rejected. On December 28, the Company filed an appeal with the Supreme Court.

Lastly, in 2012, the tax inspections for 2005 to 2007 were completed, with the Company signing consent forms for a tax assessment of 135 million euros, without having received the final proposal for the non-consent form for the items which the Company contests, as an appeal has been filed with the Large Taxpayers Central Office of the Spanish State Tax Agency.

Subsequent to the inspection by the tax authorities, the tax group in Spain revalued its tax credits based on the business plans of the companies in the tax group and the best estimate of taxable income, over a period of time that is in line with the situation of the various markets in which they operate. As a result of the outcome of the inspection, and the review of the Group’s deferred assets, a decrease in “Corporate income tax” of 2012 of 458 million euros was recorded.

Accordingly, total tax loss carryforwards recognized at December 31, 2012 amounted to 1,175 million euros (729 million euros at December 31, 2011).

The income tax expense for 2011 includes the reversal of the deferred tax arising on the merger between Brazilian companies Telefónica Brasil and Vivo Participações for 1,288 million euros (see Note 3). Income tax for 2011 also reflects the tax impact of the Redundancy Plan in Spain (see Note 3), with an offsetting entry in deferred tax assets.

At December 31, 2012 the Group has assessed the situation with respect to all tax inspections outstanding, and does not expect that the conclusion thereof would give rise to the need to recognize any material liabilities in the Group’s condensed consolidated interim financial statements.

Telefónica, S.A.     29

Condensed consolidated interim financial statements 2012

Note 13. Other information

Devaluation of the Venezuelan bolivar

Following the decision of the Government of Venezuela on February 8, 2013 to devaluate the bolivar from 4.3 bolivars per dollar to 6.3 bolivars per dollar, the Group considers that, pursuant to International Financial Reporting Standards (IFRS), the devaluation is an event after the 2012 reporting period that does not require a modification of the exchange rate used to convert financial information of Venezuelan companies based on 4.3 bolivars per dollar.

Nevertheless, the decision of the Venezuelan Government affects the estimates made by the Group of the net asset value of the foreign currency position related to investments in Venezuela, whose negative impact on the 2012 financial statements amounts to 438 million euros.

The new exchange rate of 6.3 bolivars per US dollar will be used from 2013 in the conversion of such information. The principal matters to be considered in 2013 are detailed in Note 14.

Litigation

With regard to ongoing litigation, the main developments in litigation reported in Note 21.a) to the consolidated annual financial statements for the year ended December 31, 2011 from that date to the date of authorization for issue of these interim financial statements are as follows:

Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica

Since February 14, 2013, when the appeal was reviewed and ruled on, the Company is awaiting notification. It expects the ruling to be in favor of Telefónica’s interests.

Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy

On March 29, 2012 the General Court rules ruled against the appeal by Telefónica and Telefónica de España, confirming the sanction imposed by the Commission. On June 13, 2012 an appeal against said ruling was lodged with the European Union Court of Justice.

Case before the Directorate General for Competition of the European Commission – Telefónica / Portugal Telecom

On January 23, 2013, the European Commission issued a decision in the matter, concluding that, by signing the agreement included in clause 9 of the Brasilcel N.V. sale and purchase contract, Telefónica and Portugal Telecom infringed article 101 of the Treaty on the Functioning of the European Union (TFEU), and ordering Telefónica to pay a fine of 67 million euros.

Telefónica intends to appeal this decision before the General Court of the European Union. The term for lodging this appeal ends on April 9, 2013.

Commitments

The main developments in 2012 with regard to commitments and information reported in this connection in Note 21.b) to the consolidated financial statements for the year ended December 31, 2011 are as follows:

Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones, S.A. ESP.

Pursuant to the terms established in amendment number 1 of the Framework Investment Agreement signed on March 30, 2012 between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., the Colombian government may offer, at any time, all or part of the shares it holds to Telefónica, who shall be obliged to acquire them (directly or through one of its subsidiaries) if any of the following circumstances becomes applicable: (i) Colombia Telecomunicaciones, S.A. ESP fails to meet its payment obligations under the terms of the Operating Agreement; (ii) the EBITDA of Colombia Telecomunicaciones, S.A. ESP grows by less than 5.75% in the subject period, and provided that during the twelve (12) months following the ordinary shareholders’ meetings during which the measurement was made, at least one of the following cases occurs: 1) Colombia Telecomunicaciones S.A. ESP makes capital investments (CAPEX) exceeding 12.5% of its service revenues; 2) Colombia Telecomunicaciones S.A. ESP has paid the brand fee or any other type of payment to the Strategic Partner for use of its brands; or 3) it declares and/or pays dividends with a vote in favor of the Strategic Partner.

Telefónica, S.A.     30

Condensed consolidated interim financial statements 2012

From January 1, 2013 the Colombian government may also require Telefónica Internacional, S.A.U. to issue shares of Colombia Telecomunicaciones, S.A. ESP in the Colombian public securities market, to be admitted to trading on the Colombian Stock Exchange.

Additionally, it has been agreed that should Telefónica Internacional, S.A.U. decide to dispose of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP, (i) the acquirer or transferee will be obliged to subscribe to the Framework Investment Agreement, and (ii) the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP held by the Colombian government at the same price and under the same terms as those negotiated with Telefónica, and through the legally-established procedure for disposal of shares held by public entities.

Lastly, the Colombian government has the right to subscribe or acquire, at no cost or compensation, the number of shares necessary to bring its aggregate holding in Colombia Telecomunicaciones S.A. ESP to 3%, depending on the compound EBITDA growth between 2011 and 2014.

Atento

As a result of Telefónica’s agreement to sell Atento announced on October 12, 2012 and ratified on December 12, 2012, both companies signed a Master Service Agreement regulating Atento’s relationship with the Telefónica Group as a service provider for a period of nine years.

This agreement establishes Atento as Telefónica’s preferred Contact Centre and Customer Relationship Management (CRM) services provider, stipulating annual commitments in terms of turnover which fluctuate in line with inflation and deflation and vary from country to country, pursuant to the actual volume of services Atento has been providing to the entire Telefónica Group.

Failure to meet the annual turnover commitments could result in compensation, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contract Centre’s business margin to the final calculation.

Lastly, the Master Service Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to outsource its telecommunications services to Telefónica.

Network sharing in the UK

On June 6, 2012, Telefónica U.K. and Vodafone U.K. mutually committed to shoring up the current network sharing agreement between the companies, by pooling their network infrastructure into a single grid for transmitting the spectrum that each company holds individually. Telefónica U.K. and Vodafone U.K. will therefore have access to a national grid with 18,500 sites, an access improvement of 40% for each operator. A joint venture named Conerstone Telecommunications Infrastructure Limited, owned 50/50 by both companies, was incorporated in 2012 to develop this agreement.

This project is especially beneficial for customers, given that by pooling their networks, Telefónica and Vodafone, two direct competitors in the UK market, could offer 2G and 3G coverage for 98% of the population by 2015. In addition, the agreement ensures that the necessary capacity to offer the forthcoming 4G services will be rolled out more quickly and with the most ample geographic coverage possible, helping to close the digital gap between rural and urban areas.

Telefónica, S.A.     31

Condensed consolidated interim financial statements 2012

Note 14. Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2012 and the date of authorization for issue of the accompanying interim financial statements:

Financing

•	On January 22, 2013, Telefónica Emisiones, S.A.U. issued 1,500 million euros of notes maturing on January 23, 2023, guaranteed by Telefónica, S.A., under its EMTN Program approved by FSA in London on June 12, 2012.

•	During January 2013, Telefónica S.A. has reduced the principal amount outstanding under its syndicated credit facility dated July 28, 2010 by 1,830 million euros.

•	On February 4, 2013, Telefónica Emisiones, S.A.U. redeemed 750 and 850 million dollars (equivalent to 1,213 million euros) of its notes, issued on July 2, 2007. The notes were guaranteed by Telefónica, S.A.

•	On February 14, 2013, Telefonica Europe, B.V. redeemed 1,500 million euros of its notes, issued on October 31, 2004. The notes were guaranteed by Telefónica, S.A.

•	On February 21, 2013, Telefónica, S.A. entered into a financing agreement of 206 million euros maturing on 2016. At the date of authorization for issue of the accompanying interim financial statements, this financing was not disposed.

•	On February 22, 2013, Telefónica, S.A. entered into a financing agreement of 1,001 million dollars (equivalent to 759 million euros). At the date of authorization for issue of the accompanying interim financial statements, this financing was not disposed.

•	On February 22, 2013, Telefónica, S.A. refinanced 1,400 million euros of the tranche A2 (originally amounted to 2,000 million euros and scheduled to mature on July 28, 2014) related to the 8,000 million euros syndicated credit facility, originally dated on July 28, 2010, as follows: i) a five-year term forward start facility of 700 million euros maturing on 2017 and ii) a six-year term forward start facility of 700 million euros maturing on 2018.

Devaluation of the Venezuelan bolívar

On February 8, 2013, the Venezuelan bolivar was devalued from 4.3 bolivars per US dollar to 6.3 bolivars per US dollar.

The new exchange rate of 6.3 bolivars per US dollar will be used from 2013 in the conversion of the financial information of Venezuelan subsidiaries. The principal matters to be considered in 2013 are as follows:

•	The decrease of the Telefónica Group’s net assets in Venezuela as a result of the conversion to euros at the new exchange rate with a balancing entry in Group equity of approximately 1,000 million euros, based on the net assets as at December 31, 2012.

•	Increase in the net financial debt resulting from application of the new exchange rate to the net asset value in bolivars of approximately 873 million euros, as per the balance as at December 31, 2012.

The income and cash flows from Venezuela will be converted at the new devalued closing exchange rate as of January 1, 2013.

UK spectrum auction

On February 20, 2013, Telefónica UK Limited won two 10 MHz blocks in the 800 MHz spectrum band in the UK spectrum auction.

Total investment by Telefónica UK in new frequencies amounted to 550 million pounds sterling (approximately 645 million euros).

Telefónica, S.A.     32

Condensed consolidated interim financial statements 2012

Note 15. Additional note for English translation

These interim financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish language prevails.

These interim financial statements are presented on the basis of International Accounting Standards (IAS) 34 Interim Financial Reporting and article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group do not conform with generally accepted principles in other countries.

Telefónica, S.A.     33

Condensed consolidated interim financial statements 2012

Appendix I. Changes in the scope of consolidation

The main changes in the consolidation scope taking place in 2012 have been as follows:

Telefónica Latin America

The merger process between Telefónica Móviles Colombia, S.A. (a wholly owned subsidiary of Telefonica Group), and Colombia Telecomunicaciones, S.A. ESP (a 52% owned subsidiary of Telefonica Group), was completed on June 29, with the Telefónica Group holding 70% of the shares of the resulting company. This company is still fully consolidated.

Telefónica Europe

Through a public offering carried out in October 2012, Telefónica, S.A. sold a 23.17% interest in Telefónica Deutschland Holding, A.G. for 1,449 million euros. Following the sale, the investee continues to be fully consolidated in the Telefónica Group.

Telefonica UK Ltd. and Vodafone UK Ltd. incorporated a joint venture in November 2012 called Cornerstone Telecommunications Infrastructure Limited, with a 50% interest held by each of these companies. Both Telefonica UK and Vodafone UK have contributed to the joint venture the basic network infrastructure they already shared. Each operator will over time take the responsibility in one half of the country. Telefónica UK will manage and maintain the network elements in the East (including Northern Ireland and most of Scotland) and Vodafone UK in the West (including Wales). Both operators will continue to remain responsible for their own existing spectrum holdings and for fulfilling their own spectrum needs in the future.

Other companies

On June 10, 2012, Telefónica, S.A. through its subsidiary Telefónica Internacional, S.A.U. and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed the definitive agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of that company’s total capital. The sales transaction was completed once the requisite regulatory authorizations were secured, with Telefónica receiving 10,748 million Hong Kong dollars (approximately 1,142 million euros) on the sale. The company, in which Telefónica holds a 5.01% interest after the sale, continues to be accounted for in the Telefónica Group using the equity method.

In October 2012, the Telefónica Group sold its 50% stake in Red Universal de Marketing y Bookings Online, S.A. generating a gain of approximately 27 million euros. This company, which had been proportionately consolidated in the Telefónica Group, was removed from the scope of consolidation.

In December 2012, the Group completed the sale of the Atento business to a group of companies controlled by Bain Capital. The companies comprising this business, which were previously included in the Telefónica Group using the full consolidation method, were removed from the consolidation scope.

Following the exercise by the German company Eutelsat Services & Beteiligungen, GmbH of its preferential acquisition right, and once the requisite authorizations were obtained from the Council of Ministers, on December 28, 2012 Telefónica de Contenidos, S.A.U.:

•	formalized the transfer to Abertis Telecom, S.A. of 23,343 shares in Hispasat, S.A. for a total cash price of 68 million euros, generating a gain of 26 million euros; and

•

entered into a contract to sell its remaining stake in Hispasat, S.A., namely 19,359 shares, to Eutelsat Services & Beteiligungen, for a total of 56 million euros, subject to foreign investment authorization in accordance with Royal Decree 664/1999 of April 23, Governing Foreign Investments. Gains on this transaction, when they materialize, are expected to reach approximately 21 million euros.

Hispasat, S.A., which had been accounted for using the equity method, was removed from the Telefónica Group’s consolidation scope.

Telefónica, S.A.     34

Condensed consolidated interim financial statements 2012

Interim consolidated management report

TELEFÓNICA GROUP

Consolidated results

The Telefónica Group is one of the world’s leading mobile and fixed communications services providers. Its strategy is to become the leader in the new digital world and transform its possibilities into reality.

Against this backdrop and with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its scale and industrial alliances, in September 2011 a new organizational structure was approved. This new structure, which was fully operational in 2012, is organized as follows:

This new organizational structure reinforces the Telefónica Group’s place in the digital world, enabling it to tap any growth opportunities arising in this environment, drive innovation, strengthen the product and services portfolio and maximize the advantages afforded by its large customer bases in an increasingly connected world. In addition, the creation of a Global Resources operating unit ensures the profitability and sustainability of the business by leveraging economies of scale and driving Telefónica’s transformation into a fully global group.

Telefónica Europe’s and Telefónica Latin America’s objective is to shore up the results of the business and generate sustainable growth through available capacity, backed by the Global Corporation. The two differentiated segments are as follows: (i) Telefónica Europe (T. Europe), which now includes Telefónica Spain as well as the operations previously forming the T. Europe segment; and (ii) Telefónica Latin America (T. LatAm). The 2011 and 2010 results have been restated to reflect this organizational structure.

The Telefónica Group’s growth strategy for the next few years is geared towards:

•	Improving the customer experience in order to continue increasing the number of accesses.

•	Promoting growth:

•	Boosting the penetration of smartphones in all markets to accelerate the growth of mobile data, unlocking the value of its increased usage.

•	Reinforcing the competitive position in the fixe line business with a focus on broadband, offering faster speeds, bundled offers and full IP voice and video services.

•	Leveraging growth opportunities arising from an increasingly digital environment: e.g. video, OTT, financial services, cloud computing eHealth and media.

Telefónica, S.A.     35

Condensed consolidated interim financial statements 2012

•	Continuing efforts to transform the Group’s operating model:

•	Increasing network capacity in the markets where we operate through technological advances and acquisitions of spectrum.

•	Focusing on the IT area to accelerate the transformation.

•	Proceeding towards becoming an international digital and online service provider group.

•	Maximizing economies of scale to boost efficiency.

The Telefónica Group has operations mainly in Spain, the United Kingdom, Germany, the Czech Republic, Ireland and Slovakia in Europe, as well as Brazil, Mexico, several countries in Central America, Venezuela, Colombia, Peru, Argentina, Chile, Uruguay and Ecuador in Latin America.

Telefónica has an industrial alliance with Telecom Italia, S.p.A. and a strategic alliance with China Unicom, in which the Group holds a 5% stake of its voting share capital. In addition, the “Partners Program” was created in 2011 with the objective of unlocking the value of Telefónica’s scale. Three operators have signed up for this program (Bouygues, Etisalat and Sunrise). This initiative makes a host of services available to selected operators under commercial terms that allow the partners to leverage Telefónica’s scale and to foster cooperation in key business areas (e.g. roaming, services to multinationals, procurement, and handsets).

Telefónica, S.A.     36

Condensed consolidated interim financial statements 2012

2012 highlights

The Group’s total accesses rose 3.0% year-on-year, to nearly 316 million at the 2012 year end, driven by access growth in Latin America (5.5% year-on-year).

T. LatAm’s revenues rose 5.5% year-on-year and 6.7% in 2012 stripping out exchange rate differences and hyperinflationary adjustments in Venezuela, underpinned by growth in the customer base. The quality of the customer base itself has also improved, with a growing weight of contract and smartphone customers.

Mobile data revenues continued to drive growth in 2012, drawing heavily from the steep rise in non-SMS data revenues.

OIBDA in 2012 amounted to 21,231 million euros, with reported growth of 5.1%, affected by the recognition of 2,671 million euros of restructuring expenses at Telefónica Spain in 2011 and the 527 million euro write-down made by the Telefónica Group against its stake in Telefonica Ireland in 2012.

Accesses

Thousands of accesses	2010	2011	2012	%Var 10/11	%Var 11/12
Fixed telephony accesses (1) (2)	41,355.7	40,119.2	40,002.6	(3.0)%	(0.3)%
Internet and data accesses	18,611.4	19,134.2	19,402.6	2.8%	1.4%
Narrowband	1,314.1	909.2	653.2	(30.8)%	(28.2)%
Broadband (3)	17,129.6	18,066.3	18,596.2	5.5%	2.9%
Other (4)	167.8	158.7	153.1	(5.4)%	(3.5)%
Mobile Accesses (5)	220,240.5	238,748.6	247,269.5	8.4%	3.6%
Prepay (6)	151,273.9	162,246.9	165,759.7	7.3%	2.2%
Contract (7)	68,966.6	76,501.7	81,509.8	10.9%	6.5%
Pay TV (8)	2,787.4	3,309.9	3,336.2	18.7%	0.8%
Unbundled loops	2,529.2	2,928.7	3,308.8	15.8%	13.0%
Share ULL	264.0	205.0	183.5	(22.3)%	(10.5)%
Full ULL	2,265.3	2,723.7	3,125.3	20.2%	14.7%
Wholesale ADSL (9)	687.4	849.3	800.6	23.6%	(5.7)%
Other (10)	1,420.7	1,518.0	1,621.8	6.8%	6.8%

Final Client Accesses	282,994.9	301,311.8	310,010.8	6.5%	2.9%

Wholesale Accesses	4,637.4	5,296.0	5,731.3	14.2%	8.2%

Total Accesses	287,632.3	306,607.8	315,742.1	6.6%	3.0%

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included and total fixed wireless included. Includes VoIP and Naked ADSL.
(2)	ADSL, satellite, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	Includes 153 thousand clients of TVA from June 2011.
(5)	Includes ULL rented by T. Germany and T.UK.
(6)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.
(7)	First quarter of 2012 includes the disconnection of 800 thousand inactive accesses in Spain.
(8)	Includes 150 thousand clients of TVA in June 2011.
(9)	Includes ULL rented by T. Germany and T. UK.
(10)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.

Telefónica, S.A.     37

Condensed consolidated interim financial statements 2012

Accesses by region

As the preceding chart illustrates, the Group’s total accesses increased by 3% in the year despite the economic downturn, the negative impact of regulatory developments and stiff competition.

The Telefónica Group’s strategy is predicated on capturing growth in its markets and particularly on attracting high-value customers.

This strategy led to a 3.0% increase in total accesses, to nearly 316 million at the 2012 year-end, driven primarily by contract, mobile broadband and fixed broadband customers. Accesses in Telefónica Latin America (67% of total) were particularly noteworthy, rising 5.5% compared to the December 2011 figure, despite the disconnection of inactive customers in Brazil (1.6 million accesses). Total accesses in Telefónica Europe dropped 1.9% year-on-year, due to the disconnection of 2.0 million inactive mobile accesses in Spain in the first quarter of 2012.

Mobile broadband accesses stood at 52.8 million at December 2012, reflecting a solid 38% year-on-year increase and representing 21% of mobile accesses (up 5 p.p. year on year).

In addition to the explanation of 2012 results, at December 31, 2012 the Telefónica Group holds significant direct and indirect stakes (of over 5% in all cases) in listed telecommunications companies other than in those in which it has control. These companies are China Unicom and Telecom Italia, S.p.A.

Telefónica, S.A.     38

Condensed consolidated interim financial statements 2012

2012 Consolidated results

	Year ended December 31						Percent Change
	2012		2011		2010		2012 vs 2011		2011 vs 2010
Results of operations Millions of euros	Total	% of revenues	Total	% of revenues	Total	% of revenues	Total	%	Total	%
Revenues	62,356	100.0%	62,837	100.0%	60,737	100.0%	(481)	(0.8)%	2,100	3.5%
Other income	2,323	3.7%	2,107	3.4%	5,869	9.7%	216	10.3%	(3,762)	(64.1)%
Supplies	(18,074)	(29.0)%	(18,256)	(29.1)%	(17,606)	(29.0)%	182	(1.0)%	(650)	3.7%
Personnel expenses	(8,569)	(13.7)%	(11,080)	(17.6)%	(8,409)	(13.8)%	2,511	(22.7)%	(2,671)	31.8%
Other expenses	(16,805)	(27.0)%	(15,398)	(24.5)%	(14,814)	(24.4)%	(1,407)	9.1%	(584)	3.9%

Operating income before depreciation and amortization (OIBDA)(*)	21,231	34.0%	20,210	32.2%	25,777	42.4%	1,021	5.1%	(5,567)	(21.6)%

Depreciation and amortization	(10,433)	(16.7)%	(10,146)	(16.1)%	(9,303)	(15.3)%	(287)	2.8%	(843)	9.1%

Operating income	10,798	17.3%	10,064	16.0%	16,474	27.1%	734	7.3%	(6,410)	(38.9)%

Share of profit (loss) of associates	(1,275)	(2.0)%	(635)	(1.0)%	76	0.1%	(640)	100.8%	(711)	c.s.
Net financial expense	(3,659)	(5.9)%	(2,941)	(4.7)%	(2,649)	(4.4)%	(718)	24.4%	(292)	11.0%
Corporate income tax	(1,461)	(2.3)%	(301)	(0.5)%	(3,829)	(6.3)%	(1,160)	n.s.	3,528	(92.1)%

Profit for the year	4,403	7.1%	6,187	9.8%	10,072	16.6%	(1,784)	(28.8)%	(3,885)	(38.6)%

Non-controlling interests	(475)	(0.8)%	(784)	(1.2)%	95	0.2%	309	(39.4)%	(879)	c.s.

Profit for the year attributable to equity holders of the parent	3,928	6.3%	5,403	8.6%	10,167	16.7%	(1,475)	(27.3)%	(4,764)	(46.9)%

Telefónica, S.A.     39

Condensed consolidated interim financial statements 2012

2012 was a key year in the transformation of Telefónica. Throughout the year, a number of initiatives were undertaken aimed at helping the Company begin growing again. Telefónica Latin America surpassed Telefónica Europe in income for the first time, continuing to be one of the group’s two main levers of growth, along with mobile data income. In Telefonica Europe, there has been a recovery in sales activity in certain markets owing to the success of tariffs that have been launched, especially “Movistar Fusión” in Spain, which reflect an improvement of its competitive position across different markets.

In view of the sale of the Atento Group in the fourth quarter of 2012, the results of that business area were deconsolidated from the Telefónica Group as of the end of November 2012. This had an impact on the year-on-year comparison of Telefónica’s economic results in reporting terms.

OIBDA was also impacted by the 527 million euro write-down Telefónica Group made against its stake in Telefónica Ireland.

Revenues: Revenues for 2012 stood at 62,356 million euros, down 0.8% on the 2011 figure. This decrease was due to the less favorable conditions in some markets, and the prevailing economic situation, in which competition is steeper and regulatory changes have had adverse impacts. The exchange rate and the effect of hyperinflation in Venezuela contributed 0.1 p.p. to revenues; when stripping out this impact, the variance was 0.9% in 2012.

The Company’s strong diversification continues to be a key differential for the Group in the current economic situation, as reflected by the revenues structure. In that regard, revenues showed solid growth in Telefónica Latin America (up 5.5% year on year) and account for 49% of consolidated revenues (up 2.9 p.p. compared to 2011), outperforming those of Telefónica Europe (48% of the Group’s total and down 6.5% year-on-year). Telefónica Spain’s contribution to consolidated revenues decreased to 24%.

The decline in revenue compared to the prior year figure was caused by lower access revenues for the Group, mainly due to lower average revenue per mobile access in Spain and the UK, and the overall fall in average revenue per fixed access in the Group, which undermined the growth in accesses. Revenues were hit hard by cuts to interconnection rates, which had a negative impact of approximately 1.5 p.p. on overall revenue growth.

In terms of services, mobile data revenue continued to be the largest growth driver in 2012 (up 12.8% year-on-year), accounting for over 34% of mobile service revenues in the period (31% in 2011). Non-SMS data revenue climbed 24.1% year-on-year, raising its share of total data revenue by 5 p.p. to 57%.

Other income: Other income is most notably comprised of the gains on disposals of assets, in the amount of 782 million euros in 2012 (down 5.0% year-on-year). In 2012, other income primarily reflects: i) sales of non-strategic towers, with an impact of 643 million euros on Other income (and OIBDA), primarily in Brazil, Mexico, Chile, Spain and Peru; ii) the sale of software applications (a gain of 39 million euros; 18 million euros recognized in Telefónica Spain); iii) the fourth-quarter sales of the Atento Group (a gain of 61 million euros), Rumbo (a gain of 27 million) and Hispasat (partial sale, gains of 26 million euros). In 2011, this caption mainly reflected: i) the positive impact derived from the partial reduction of the Group’s economic exposure in Portugal Telecom (184 million euros); and ii) the sale of non-strategic towers (541 million euros).

Total expenses, which include supplies, personnel expenses and other expenses (mainly external services and taxes other than corporate income tax) stood at 43,448 million euros, down 2.9% on the 2011 figure. These expenses were affected by exchange rate differences and hyperinflation adjustments (0.3 p.p.); when stripping out this impact, expenses were down 3.2%. The year-on-year variance reported is also affected by the provision for restructuring expenses in Spain, made in the third quarter of 2011 (2,671 million euros). The year-on-year reduction in expenses is primarily explained by the absence of similar restructuring charges in 2012 and lower commercial expenditure, especially in Spain, as a result of the new commercial model that did away with handset subsidiaries for new customers, in place since the end of 2011.

•	Supply costs amounted to 18,074 million in 2012, down 1.0% from 2011, reflecting the lower mobile interconnection costs and lower handset consumption in Spain resulting from the new policy doing away with subsidies and the lower volume of handset exchanges.

•	Personnel expenses were 8,569 million euros, down 22.7% from 2011. The year-on-year variance was affected by the provision for personnel restructuring in Spain, mentioned above. When stripping out this impact (2,671 million euros), personnel expenses were 1.9% higher than in 2011, reflecting the adjustments for inflation in certain Latin American countries.

Telefónica, S.A.     40

Condensed consolidated interim financial statements 2012

The average headcount was 272,598 employees, 13,547 less than the 2011 average. The decrease mainly reflects the sale of Atento in the fourth quarter of 2012. When stripping out the Atento business, Telefónica’s average headcount was 131,468 employees, 2,480 less than in 2011.

•	Other expenses rose 9.1% year-on-year to 16,805 million euros. This increase was driven primarily by the increase in external services caused by higher customer service costs, and network and systems costs.

OIBDA was impacted by the 527 million euro write-down Telefónica Group made against its stake in Telefónica Ireland and by the capital loss (97 million euros) generated on the sale of China Unicom shares.

OIBDA stood at 21,231 million euros, up 5.1% on 2011. When stripping out the negative impact of exchange rate differences and hyperinflationary adjustments (0.3 p.p.), OIBDA grew by 5.4%. The OIBDA margin ended 2012 at 34.0%, reflecting a year-on-year erosion of income that was not offset by cost savings.

In terms of geographic segment, Telefónica Latin America had the largest contribution to consolidated OIBDA (52.3%, down 1.6 p.p. compared to December 2011). Telefónica Europe accounts for less than 50%.

Depreciation and amortization rose by 2.8% year-on-year, to 10,433 million euros. This variation was primarily due to amortization of new spectrum licenses acquired in Germany, Brazil, Colombia, Mexico and Venezuela, and to the overall increase in fixed assets. Total depreciation and amortization charges derived from purchase price allocation processes stood at 962 million euros in 2012 (down 14.1% year-on-year).

Operating income in 2012 amounted to 10,798 million euros, a reported increase of 7.3%, helped by a 5.1% increase in OIBDA and hurt partially by a 2.8% increase in depreciation and amortization.

The share of profit (loss) of associates in 2012 reflects a loss of 1,275 million euros (vs. a loss of 635 million euros in 2011), primarily due to the write-down of Telco, S.p.A.’s investment in Telecom Italia and the recovery of all the operating synergies considered at the time of this investment, with a loss of 1,355 million euros in 2012 and a loss of 662 million in 2011.

Net financial expense in 2012 totalled 3,659 million euros, 24.4% more than in 2011. This increase is due to two effects: first, an increase in interest rate costs primarily due to the increase in average debt (up 3.3% to a total of 58,187 million euros), the rise in credit spreads and the need to enhance liquidity (with very low returns compared to the cost of the debt) as a result of the market crises; and, secondly, to the increase in exchange rate differences caused by the decline in estimated net asset value as a result of the 32% devaluation of the Venezuelan bolivar. In spite of the increase in credit costs, the Group’s weighted average cost of gross debt (excluding cash) was held steady at 4.7%. Stripping out exchange rate differences, such expenses implied an average cost of debt of 5.37% in the last 12 months.

Corporate income tax in 2012 amounted to 1,461 million euros, implying an effect tax rate of 24.9% over the 5,864 million euros of profit before tax, mainly due to the recognition of tax losses in several countries.

Profit attributable to non-controlling interests reduced net profit by 475 million in 2012, and primarily reflects the share of Telefónica Brazil, Telefónica Czech Republic and Telefónica Germany’s profits attributable to non-controlling interests. The year-on-year variance (a decrease of 39.5%) was due to reversal in the fourth quarter of 2011 of deferred tax liabilities recognized in the Vivo purchase price allocation (1,288 million euros) as a result of the change in the tax value of certain assets acquired.

In all, the consolidated profit of 2012 amounted to 3,928 million euros (down 27.3% year-on-year).

2011 Consolidated result

Consolidated results in 2011 reflect the impact of consolidation of 100% of Vivo since October 1, 2010 (50% prior to that date).

Revenues: Revenues increased 3.5% in 2011, to 62,837 million euros. The full consolidation of Vivo had an impact of 2,396 million euros. Exchange rate effects and the impact of hyperinflation in Venezuela detracted -0.7 p.p. from revenue growth for the year. Excluding these impacts, revenues would has been largely flat in 2011, with Latin America representing the largest share (46%) and making the largest contribution growth.

Telefónica, S.A.     41

Condensed consolidated interim financial statements 2012

Overall revenue growth was driven by the growth of accesses, as average revenue per access for the Group declining due to decreases in average revenue per mobile access in Spain and the rest of Europe (see segment information) and widespread decreases in the fixed line voice business. Excluding the impact of declines in interconnection tariffs, revenue growth was slightly more than 1 p.p.

Other income: Other income reflects gains on disposals of non-strategic assets in the year, mainly in Latin America, in the amount of 541 million euros, and the positive impact derived from the partial reduction of the Group’s economic exposure from its stake in Portugal Telecom (184 million euros). The variance in other income compared to 2010 is primarily due to the 2010 recognition of a capital gain of 3,797 million euros arising from the remeasurement of the previously held investment in Brasilcel. Other income in 2010 also reflects gains on disposals of non-strategic assets and the sale of Manx, for 260 million euros and 61 million euros, respectively. Other income in 2011 also reflects the impact of lower ancillary income.

Total expenses, which include supplies, personnel expenses and other expenses (mainly external services and taxes other than corporate income tax), were 44,734 million euros in 2011, up 9.6%. The increase reflects the impact of full consolidation of Vivo from October 2010 of 1,574 million euros, and the increase in personnel expenses due to the recognition in 2011 of 2,671 million euros of restructuring costs related to the labor force reduction plan approved by the Group in Spain. In 2010, personnel expenses included 658 million euros of costs from the restructuring of workforces of several Group companies. Also in 2010, 400 million euros of firm commitments were recognized in relation to Telefónica Foundation’s social program.

Excluding the aforementioned effects, total expenses slightly exceeded revenue growth due to:

•	Supply and external services related to stronger commercial activity following the increasing take-up of smartphones in all regions, which implies higher handset costs in Latin America due to greater levels of commercial activity and to higher spending on 3G network deployment. However, total supplies were offset by lower mobile interconnection expenses.

•	Personnel expenses related to the increased headcount levels in Brazil and wage growth linked to higher inflation in some of the region’s markets.

•	Increase in other expenses caused by higher customer service costs, higher commercial expenses due to increased commercial activity and higher spending on 3G network deployment.

As a result of the above, OIBDA in 2011 amounted to 20,210 million euros.

Depreciation and amortization increased by 9.1% in 2011, reflecting both the full consolidation of Vivo and the amortization of assets in Vivo’s purchase price allocation (336 million euros in 2011 compared to 84 million euros in 2010).

Operating income fell by approximately 39% to 10,064 million euros in 2011 from 16,474 million euros in 2010. Excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy, operating income would have decreased by 38% in the year.

The share of profit (loss) of associates reflects a loss of 635 million euros in 2011, compared to a profit of 76 million euros in 2010. The variance is due to the impact of the valuation adjustment made by Telco, S.p.A. to its stake in Telecom Italia, coupled with the impact of operational synergies considered in the investment made in this company and the deconsolidation of Portugal Telecom.

Net financial expenses for 2011 increased by 11% year-on-year to 2,941 million euros, primarily a result of the 13% rise in average financial debt, to a total of 56,351 million euros. This implied an average cost of debt of 5.22% which, adjusting for exchange rate differences, fell to below 5% (4.91%). Net financial debt increased by 711 million euros in the year to 56,304 million euros at December 31, 2011.

Corporate income tax in 2011 totalled 301 million euros, on profit before tax of 6,488 million euros. In 2011, deferred tax liabilities recognized in the Vivo purchase price allocation of 1,288 million euros (952 million euros in profit for the year attributable to equity holders of the parent) were reversed as a result of the change in the tax value of certain assets upon the merger of Telesp and Vivo in October 2011, as they became tax deductible under Brazilian tax regulations.

Telefónica, S.A.     42

Condensed consolidated interim financial statements 2012

Profit attributable to non-controlling interests reduced net profit by 784 million euros in 2011. This was mainly due to non-controlling interests’ share in the profits of Telefónica Brazil (864 million euros), which was affected by the exchange of Telesp shares for shares of Vivo Participaçoes, and of Telefónica Czech Republic (95 million euros). These impacts more than offset the non-controlling interests’ share of losses of Telefónica Telecom in Colombia.

As a result of all of the factors noted above, consolidated net profit for 2011 amounted to 5,403 million euros.

Segment results
							Var 10/11		Var 11/12
Millions of euros	2010	% Total	2011	% Total	2012	% Total	Reported	Ex fx (*)	Reported	Ex fx (*)
Revenues	60,737		62,837		62,356		3.5%	4.2%	(0.8)%	(0.9)%

T Europa	33,726	55.5%	32,066	51.0%	29,995	48.1%	(4.9)%	(4.8)%	(6.5)%	(7.8)%
T Latam	25,476	41.9%	28,941	46.1%	30,520	48.9%	13.6%	15.2%	5.5%	6.7%

OIBDA	25,777		20,210		21,231		(21.6)%	(21.2)%	5.1%	5.4%

T Europa	12,541	48.7%	9,278	45.9%	10,244	48.3%	(26.0)%	(26.1)%	10.4%	9.5%
T Latam	13,630	52.9%	10,890	53.9%	11,103	52.3%	(20.1)%	(19.3)%	2.0%	3.1%

OIBDA Margin	42.4%		32.2%		34.0%

T Europa	37.2%		28.9%		34.2%
T Latam	53.5%		37.6%		36.4%

Operating income	16,474		10,064		10,798		(38.9)%	(38.1)%	7.3%	8.8%

T Europa	7,455	45.3%	4,197	41.7%	5,233	48.5%	(43.7)%	(43.8)%	24.7%	23.9%
T Latam	9,686	58.8%	6,120	60.8%	6,015	55.7%	(36.8)%	(35.3)%	(1.7)%	0.7%

Net income	10,167		5,403		3,928

(*)	excluding foreign-exchange rate effects and the consideration of Venezuela being considered a hyperinflationary economy

Telefónica, S.A.     43

Condensed consolidated interim financial statements 2012

Risks and uncertainties facing the Company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its businesses, financial position and results, are as follows:

Group-related risks

Country risk (investments in Latin America)

At December 31, 2012, approximately 48.9% of the Telefónica Group’s revenue (approximately 49.6% of its assets) is generated by the Latin American segment (primarily in Brazil, Argentina, Venezuela, Chile and Peru); 78.3% of which is generated in countries classified as investment grade (Brazil, Chile, Peru, Colombia, Mexico, Uruguay and Panama) by some of the credit rating agencies. The Telefónica business is especially sensitive to any of the risks related to Latin America described in this section, particularly if they affect or arise in Brazil, which at December 31, 2012 accounted for 50.6% of assets and 44.6% of revenue from Latin American operations.

The Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,” including risks related to the following:

•	government regulation or administrative polices may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal which could negatively affect the Group’s interests in such countries;

•	the effects of inflation, currency depreciation or currency restrictions and other restraints on transfer of funds may be imposed. For example, in Venezuela, the official US Dollar to Bolivar exchange rate is established by the Central Bank of Venezuela and the Minister of Finance. Additionally, the acquisition of foreign currencies by Venezuelan companies to pay foreign debt or dividends is subject to the pre-authorization of the relevant Venezuelan authorities;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies; and

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.

Foreign currency and interest rate risk

The Telefónica Group’s business is exposed to various types of market risks, above all the impact of changes in interest rates or foreign currency exchange rates.

At December 31, 2012, 23% of the net debt was at floating rates, while 20% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2012: a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 96 million euros, whereas a 100 basis points decrease in interest rates in all currencies except the euro, dollar and the pound sterling, in order to avoid negative rates, would lead to a reduction in financial expenses of 36 million euros. These calculations were made assuming a constant position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

As for the impact on the income statement, specifically exchange gains and losses in the financial result at December 31, 2012, the impact of a 10% increase or decrease in the exchange rate would be 159 million euros (assuming a constant currency position with an impact on profit or loss at that date including derivative instruments arranged and that Latin American currencies would fall against the US dollar and the rest of the currencies against the euro by 10%).

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. The Company´s risk management strategies may not achieve the desired effect, which could adversely affect our business, the financial position, the results of the operations and the cash generation of the Group.

Telefónica, S.A.     44

Condensed consolidated interim financial statements 2012

Dependence on external sources of financing

The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products, as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of the economic recovery, the health of the international banking system or the concerns regarding the burgeoning deficits of some European countries The worsening international financial market conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt (at December 31, 2012, gross maturities in 2013 including the net position in derivative financial instruments and certain current payables amount to around 10,074 million euros, or 9,574 million euros should Telefónica elect not to exercise early redemption options, and in 2014 to 7,850 million euros) or arrange new debt if necessary, and more difficult and costly to raise funds from our shareholders.

Further, obtaining financing on the international capital markets could also be restricted (in terms of access and costs) if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Either of these situations could have a negative impact on our ability to honor our debts.

Moreover, market conditions could make it harder to renew existing undrawn bilateral credit lines, 18% of which, at December 31, 2012, initially mature prior to December 31, 2013.

Risks related to the Company’s industry

Current global economic situation

The Telefónica Group’s business is impacted by general economic conditions in each of the countries in which it operates. The uncertainty about whether the economic recovery will continue may negatively affect the level of demand from existing and prospective customers, as customers may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, demand for our services and the Telefónica Group’s results include the dearth of credit as banks adjust their balance sheets, trends in the labor market, further erosion of consumer confidence, with an immediate increase in saving rates, or needs for greater fiscal adjustment, which would undermine household income levels. This risk is higher in Europe, but basically negligible in the rest of the countries where the Telefónica Group operates.

Similarly, the sovereign debt crisis in certain euro-area countries and rating downgrades in some of these should be taken into account. Any further deterioration in sovereign debt markets or greater restrictions on credit in the banking sector could have an adverse impact on Telefónica’s ability to raise financing and/or obtain liquidity. This could have a negative effect on the Group’s businesses, financial position, results or cash flow. In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers.

Lastly, in Latin America, the exchange rate risk in Venezuela (as reflected by the recent currency devaluation in February 2012) and Argentina (with a constant devaluation of the argentinan peso against us dollar) exists in relation to the negative impact any unexpected weakening in their currencies could have on cash flows from these countries. On February 8, 2013, the Venezuelan bolivar was devalued from 4.3 bolivars per US dollar to 6.3 bolivars per US dollar. The decision of the Venezuelan Government affects the estimates made by the Group of the net asset value of the foreign currency position related to investments in Venezuela, the negative impact of which on the 2012 financial statements amounts to 438 million euros.

Highly regulated markets

As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational regulators such as the European Union and national, state, regional and local authorities intervene to varying degrees and as appropriate. This regulation is strict in the countries in which the Company holds a significant power position.

Telefónica, S.A.     45

Condensed consolidated interim financial statements 2012

In Europe, wholesale mobile network termination rates came down in 2011. There were considerable reductions in many of the countries where the Group operates, notably in the UK (with a final reduction scheduled for 2015 and a decrease in prices of over 83% compared to the end of 2010) and Germany (cuts of over 50% since December 2010). In Spain, the schedule for reducing mobile call termination rates came into play on April 16, 2012, and the target price (1.09 euros) will be attained in July 2013, with a decrease of close to 75% in wholesale prices. Other countries where rates will fall as from 2012 are the Czech Republic (slightly more than 49%), Ireland (approximately 72%) and Slovakia (close to 58%).

Other services with regulated prices in Europe include call roaming, SMS and data services. The European Parliament and Council has approved the new Roaming III regulation which replaces all previous regulations. The objective of this Regulation is to set maximum prices for voice and SMS retail and wholesale services between July 2012 and July 2014, which will then be progressively reduced. It also regulates retail and wholesale data roaming charges for the first time.

Additionally, according to this proposal, from July 2014, mobile operators would be forced to separate the sale of roaming services from their domestic services. This would allow users to choose a different operator for calls made in other Member States. Lastly, in relation to net neutrality, the new European regulatory framework establishes as a general principle the importance of ensuring European citizens have free internet access. Nevertheless, regulators could also adopt at any time measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, and force Telefónica to provide third-party access to its networks.

Moreover, in Latin America there is tendency to review –and reduce– mobile network termination rates. For instance, reductions have been approved in Mexico and Chile of 61% and 60%, respectively. In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment regulation, which entails a gradual reduction of these rates through to 2014 by applying a CPI- factor and implying a reduction of approximately 29% in 2012-2014. The absolute decrease in public rates must be passed on to mobile interconnection rates (VU-M). In addition, there is a trend toward reductions in termination rates in Peru, Venezuela and Colombia.

The new regulatory principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operated during 2011 and 2012 could result in increased regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-party operators that acquire these products.

The recommendation on the application of the European regulatory policy to next-generation broadband networks drawn up by the European Commission could also play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment. Nonetheless, the European Commission is currently drafting respective recommendations on cost accounting and non-discrimination, and it is expected that these recommendations, which will affect the earlier recommendation, will be approved in mid-2013. According to statements by Commissioner Kroes, initial evaluations are that the Commission could make the regulation for new generation networks more flexible in exchange for stricter measures on new operators concerning non-discrimination.

Meanwhile, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to economic fines for serious breaches and, ultimately, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

The Telefónica Group pursues their renewal to the extent provided by the contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases it must satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in fines or even revocation or forfeiture of the license, authorization or concession.

Additionally, the Telefónica Group could be affected by regulatory actions carried out by antitrust of competition authorities. These authorizations could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could results in economic and/or reputational loss for the Group, in addition to a loss of market share and/or in harm to the future growth of certain businesses.

Telefónica, S.A.     46

Condensed consolidated interim financial statements 2012

Highly competitive markets and markets subject to constant technological development

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, it is subject to the effects of actions by competitors in these markets and its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Telefónica Group’s financial position, operating results and cash flow.

New products and technologies arise constantly, while the development of existing products and technologies can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and this may reduce the revenue margins it obtains. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile internet and connectivity services that are being launched. These research and development costs amounted to 1,071 million euros and 983 million euros in 2012 and 2011, respectively, representing 1.7% and 1.6% of the Group’s consolidated revenue, respectively.

One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100mb or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting access copper loop with optic fiber. As things stand today, scant demand for the capabilities offered by these new networks to end users could make it difficult to quantify the return on investment and justify the high investment.

In addition, many of the aforementioned works directed to network upgrade and to offer new products or services are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation.

Limitations on spectrum capacity could be costly and curtail growth.

Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate spectrum capacity or its capacity to assume the related costs, could have an adverse impact on the quality on the launching and provision of new services and on the Company’s ability to maintain the quality of existing services, potentially adversely affecting the Group’s financial position and the Group results.

In 2012, Telefónica Ireland invested 125 million euros to obtain spectrum in the 800, 900 and 1800 MHz bands. On February 20, 2013, Telefónica UK was granted two blocks of 10 MHz in the 800 MHz spectrum band for the rollout of a nationwide 4G network, total investment was of approximately 645 million euros. In the Czech Republic, the spectrum auction is still underway. Meanwhile, in 2012, an investment was made in spectrum capacity in Nicaragua amounting to 5 million euros. In Brazil, Vivo was awarded a block of band with “X” of 2500 MHz (20+20 MHz), including the 450 MHz band in certain states in 2012. In Venezuela, in August 2012, a concession agreement was signed between Telefónica Venezuela and the regulator for the additional 20 MHz in the 1900 MHz frequency that had been granted to this company. Also in August 2012, Telefónica Móviles Chile, S.A. was awarded radiofrequencies for 4G technology. As regards new spectrum allocations in the countries where the Telefónica Group operates, in 2013 and and next spectrum auctions are expected to take place in Slovakia, Colombia and Uruguay.

Supplier failures

As a mobile and fixed telephony operator and provider of telecommunications services and products, the Telefónica Group, like other companies in the industry, depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. In 2012, the Telefónica Group depends on 13 handset suppliers and five network infrastructure suppliers, accounting for 80% of orders. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Telefónica Group’s businesses and the results of its operations.

Telefónica, S.A.     47

Condensed consolidated interim financial statements 2012

Risks associated with unforeseen network interruptions

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance cover for this type of incidents, these policies may not be sufficient to cover possible losses, although the claims and loss in revenue caused by service interruptions to date have been covered by these policies.

Electromagnetic radio emissions and possible health risks

Currently, there is significant public concern regarding alleged potential effects of electromagnetic fields, emitted by mobile telephones and base stations, on human health. This social concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service and affected the deployment criteria of new networks.

In May 2011, the specialized cancer research body of the World Health Organization (IARC) classified the electromagnetic fields in mobile telephony as “possibly carcinogenic,” a classification which also includes products such as coffee and pickled foods. The World Health Organization subsequently indicated, in its fact sheet no. 193 published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health.

The most recent study, published in 2012 by Advisory Group on Non-ionising Radiation (AGNIR), concludes that there are not convincing evidences showing that mobile phone technologies cause adverse effects in the health of individuals. It cannot be certain that future reports and medical studies establish a link between the electromagnetic signals or emissions of radio frequencies and health problems.

Irrespective of the scientific evidence that may be obtained and even though the Telefónica Group has considered these risks and has an action plan for the various countries in which it provides services to ensure compliance with codes of good practice and relevant regulations, this concern, may affect the capacity to capture or retain customers, discourage the use of mobile telephones, or lead to legal costs and other expenses.

Society’s worries about radiofrequency emissions could reduce the use of mobile telephones, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located and how they operate, and the use of our mobile devices, telephones and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network. Furthermore, if any relevant authorities request that the thresholds of exposure to electromagnetic fields be reduced, the Company may have to invest in reconstructing its network to comply with these guidelines.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect that may also arise in the future may adversely affect the Group’s business, financial position, results and cash flow.

Risk of asset impairment

The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future cash flows expected, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. In 2012, an impairment loss was recognized on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of all the operational synergies considered at the time of the investment and the contribution to profit for the year, resulted in a negative impact of 1,277 million euros. In 2012, an impairment loss in goodwill was recognized amounting to 414 million euros for Telefónica operations in Ireland which, combined with the write-off of the intangible asset associated with the customer portfolio allocated to this market, resulted in a negative of 527 million euros.

Telefónica, S.A.     48

Condensed consolidated interim financial statements 2012

Risks associated with internet

Our internet access and hosting services may involve us in civil liability for illegal or ilicit use of the internet. In addition, Telefónica, like all telecommunications services providers, may be held liable for the loss, release or inappropriate modification of the customer data stored on its services or carried by its networks

In most countries in which Telefónica operates, the provision of its internet access and hosting services (including the operation of websites with shelf-generated content) ise regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected byr copyright or similar laws. However, regulatory change have been introduced imposing additional obligations on access providers (such as. blocking access to a website) as part of the struggle against some illegal or illicit uses of the internet, notably in Europe.

Other risks

Litigation and other legal proceedings

Telefónica and Telefónica Group companies are party to lawsuits and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial position, results of operations and cash generation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 28th, 2013	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer